RECEIVED FEB 14 2011 SEC MAIL PROCESSING SECTION WASH. D.C. 211

11015083

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-17277

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2010 (MM/DD/YY) AND ENDING DECEMBER 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MERRIMACK VALLEY INVESTMENT, INC.

OFFICIAL USE ONLY
FIRM ID. NO.
6380

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

109 MERRIMACK STREET
(No. and Street)

HAVERHILL (CITY) MA (state) 01830 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KATHLEEN A. LEVASSEUR 1-978-374-0561 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kathleen A. Levasseur swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Merrimack Valley Investment, Inc., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (Debits $39; Credits $1,117)

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, EC.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer

Board of Directors
Merrimack Valley Investment, Inc.
Haverhill, MA

In planning and performing my audit of the financial statements of Merrimack Valley Investment, Inc. for the year ended December 31, 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
January 28, 2011

Merrimack Valley Investment, Inc.

Audited Financial Statements

For The Year Ended December 31, 2010

Contents

Index

*****

***

*

Page

INDEPENDENT AUDITOR'S REPORT....................................1

FINANCIAL STATEMENTS

Statement of Financial Condition...............................2

Statement of Income and Retained Earnings......................3

Statement of Changes in Liabilities............................4

Statement of Changes in Stockholders' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements...............................7-13

SUPPLEMENTARY INFORMATION

Schedule I: Computation of Net Capital Pursuant
to SEC Rule 15c3-1...................................14

Schedule II: Reconciliation of Audited vs. Unaudited
Net Capital...15

Schedule III: Computation for Determination of Reserve
Requirements Under Rule 15c3-3 of the Securities
and Exchange Commission.............................16

Harvey E. Karll CPA, P.C.

41 Middle Street
Newburyport, Massachusetts 01950
(978) 465-9512 Fax (978) 462-9043

INDEPENDENT AUDITORS REPORT

To the Board of Directors
Merrimack Valley Investment, Inc.
Haverhill, Massachusetts

I have audited the accompanying statement of financial condition of, Merrimack Valley Investment, Inc., as of December 31, 2010, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrimack Valley Investment, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harvey E. Karll CPA, P.C.

Harvey E. Karll CPA, P.C.
January 28, 2011

Merrimack Valley Investment, Inc.
Statement of Financial Condition
December 31, 2010

Assets

Cash & Cash Equivalents		$ 630,341
Cash - Segregated		339,756
Deposits with Clearing Organization and Others		50,000
Receivables		6,203
Prepaid Taxes		3,444
Furniture, Fixtures & Leasehold Improvements, at cost, Less Accumulated Depreciation of $151,067		-
Marketable Securities, at Market Value		147,778
		1,177,522

Liabilities and Stockholder's Equity

Liabilities:		
Payable to Customers and NonCustomers		$ 336,242
Accounts Payable & Accrued Expenses		8,440
		344,682
Commitments and Contingent Liabilities:		
Liabilities Subordinated to Claims of General Creditors		338,420
Stockholders' Equity:		
Common Stock, 1 Cent Par Value Authorized 1,000,000 Shares, Issued 805,000 Shares Outstanding 360,000 Shares	7,500	
Additional Paid in Capital	239,690	
Retained Earnings	350,230	
Less: Treasury Stock, 445,000 Shares at Cost	(103,000)	
Total Stockholders' Equity		494,420
		$ 1,177,522

See Accountant's Report & Accompanying Notes

Merrimack Valley Investment, Inc.
Statement of Income and Retained Earnings
For the Year Ended December 31, 2010

Revenues:	
Commissions	$ 143,970
Service Fees and Shipping Charges	36,537
Interest and Dividends	25,187
Realized Trading Gains (Losses)	(2,081)
Unrealized Gains (Losses)	39,646
	243,259
Expenses:	
Employee Compensation and Benefits	79,818
Commissions, Clearing & Floor Brokerage	28,022
Communications	13,812
Occupancy	26,473
Other Operating Expenses	57,104
	205,229
Net Income (Loss) Before Income Taxes	38,030
Provision for Income Taxes	456
Net Income (Loss)	37,574
Retained Earnings December 31, 2009	312,656
Retained Earnings December 31, 2010	$ 350,230

See Accountant's Report and Accompanying Notes

Merrimack Valley Investment, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2010

Subordinated Liabilities at December 31, 2008	$ 338,420
Current Year Changes	-
Subordinated Liabilities at December 31, 2009	$ 338,420

See Accountant's Report and Accompanying Notes

Merrimack Valley Investment, Inc.
Statement of Changes in Stockholders' Equity
December 31, 2010

	Capital Stock Common Shares	Capital Stock Common Amount	Additional Paid in Capital	Treasury Stock	Retained Earnings
Balance, Beginning of Year	360,000	$ 7,500	$ 239,690	($ 103,000)	$ 312,656
Net Income					37,574
Balance, End of Year	360,000	$ 7,500	$ 239,600	($ 103,000)	$ 350,230

See Accountant's Report and Accompanying Notes

Merrimack Valley Investment, Inc.
Statement of Cash Flows
Twelve Months Ended December 31, 2010

		Year To Date
Cash Provided from Operations		
Net Income (Loss)	$ 37,573	
Adjustments		
Add:		
Cash Segregated-Sec Req	18,549	
A/R-Customers & Non-Cust	1,187	
Prepaid Expenses	117	
A/P Customers & Non-Cust	55,558	
Payables-BDs & Clear Org	20	
Less:		
Marketable Sec at Market	(12,784)	
Accrued & Deferred Exp.	(2,159)	
Cash from Operations		**98,061**
Cash Flows - Invested		
Investing Cash Flows		**0**
Cash Flows - Financing		
Subordinated Liabilities	(25,000)	
Financing Cash Flows		**(25,000)**
Cash Increase (Decrease)		**73,061**
Cash - Beginning of Year		
Cash	557,280	
Total Beginning of Year		**557,280**
Cash on Statement Date		**$ 630,341**

See Accountants Report and Accompanying Notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is incorporated in the Commonwealth of Massachusetts engaged in the securities broker dealer business in the sale of stocks, bonds and all other securities of every nature and description. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company's main office is located in Haverhill, Massachusetts.

Basis of Accounting

The Company uses the accrual method of accounting for financial accounting purposes.

Income Taxes

The company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Cost Recognition

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010 the company had approximately $281,918 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

Depreciation

The fixed assets of the Company are recorded at cost. Depreciation is recorded on the straight-line basis over the estimated useful life of the related assets. Routine repairs and maintenance are expensed as incurred. The estimated useful lives of the Company's assets are as follows:

Office equipment	5-7 years
Fixtures	5-7 years
Leasehold Improvements	15 years

Depreciation expense for the year ended December 31, 2010 is $0. All fixed assets were fully depreciated at December 31, 2010.

Marketable Securities

The Company's marketable securities investment account is comprised of equity securities, all of which are classified as trading securities and are carried at fair value based on the quoted market prices of the securities at December 31, 2010. Net realized and unrealized gains and losses trading securities are included in net earnings. For purpose of determining realized gains and losses, the cost of securities sold is based on specific identification.

The composition of marketable securities is as follows at December 31, 2010:

	Cost	Fair Market Value	Unrealized Gain
Common Stock	$112,295	$147,778	$35,483

Marketable Securities (continued)

Income for the year ended December 31, 2010 consists of the following:

Realized Loss	($ 2,081)
Unrealized Gains	$ 39,646

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

2. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

3. CASH SEGREGATED UNDER SEC REGULATIONS

Cash of $339,756 has been segregated in special reserve bank accounts for the benefit of customers under rule 15c3-3 of the Securitites and Exchange Commission.

4. CASH FLOWS

Cash paid for Interest and Income Taxes is as follows:

Interest	$ -
Income Taxes	$ 456

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATION

The components of receivables from and payables to brokers, dealers and clearing organizations consist of securities failed to receive and deliver at December 31, 2010 all of which are outstanding less than 30 days.

6. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

7. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $811,633 at December 31, 2010, which exceed required net capital of $250,000 by $561,633. The ratio of aggregate indebtedness to net capital at December 31, 2010 was 0.18 to 1.0.

8. LEASE OBLIGATION

The Company leases, under a tenancy-at-will lease agreement, premises and equipment from a related realty trust. The rent paid under this lease in 2010 was $42,000.

The current lease obligation to the realty trust is $2,000 per month for occupancy rent and $1,500 per month for equipment lease.

9. INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS

The Company has no fully paid and excess margin securities for which instructions to reduce the posssession or control has been issued as of the report date.

10. PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan that covers substantially all of its employees. Contributions are made at the discretion of the Board of Directors of the Company and are not to exceed 25% of the total compensation paid to eligble participants. Contributions made to the plan for the year ended December 31, 2010 totaled $0.

11. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The related party borrowings under subordination agreements at December 31, 2010 are as follows:

Subordinated notes, 9%, due March 2011	20,000
Subordinated notes, 9%, due March 2011	161,820
Subordinated notes, 9%, due March 2011	156,600
	$ 338,420

Maturities of liabilities subordinated to claims of general creditors are as follows:

Year Ended December 31	Amount
2011	338,420
	$ 338,420

The subordinated borrowings are covered by agreements approved by FINRA, formerly the National Association of Securities Dealers, Inc. and are thus available in computing net capital under the Securities and Exchange Commissions uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

12. RELATED PARTY TRANSACTIONS

The Company rents its facilities and equipment under a tenancy-at-will lease with a related realty trust, whose members include the president and treasurer of the Company. The amount paid in 2010 was $42,000.

The Company has related party borrowing under subordination agreements.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 28, 2011, the date on which the financial statements were available to be issued.

14. CLEARING AGREEMENT AND RESTRICTED CASH

The Company has entered into an agreement with a clearing company, whereby the Company executes all customer trasdes. Net commissions earned are credited to an account in the Company's name. Under this agreement the Company is required to keep a minimum balance of $50,000. As of December 31, 2010, the balance eas $50,000.

15. FAIR VALUE

The Company's financial statements are cash and cash equivalents. The recorded values of cash and cash equivalents approximate their fair values based on their short-term nature.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transacation to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liabilty, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

15. FAIR VALUE (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2010

	Level 1	Level 2	Level 3	Netting and Collateral	Total
Assets					
Cash segregated under federal and other regulations	$ 50,000	$ 0	$ 0	$ 0	$ 50,000
Equities	147,778	0	0	0	147,778
Totals	$197,778	$ 0	$ 0	$ 0	$197,778
Liabilities	$ 0	$ 0	$ 0	$ 0	$ 0

16. INCOME TAXES

The current provision for income tax expense included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, is as follows:

Federal	$ -
State	456
	$ 456

The Company is no longer subject to federal or state tax examinations by taxing authorities for years before 2007.

SUPPLEMENTARY INFORMATION

Merrimack Valley Investment, Inc.
Schedule I
Computation of Net Capital
December 31, 2010

Net Capital	
Total Stockholders' Equity	$ 494,420
Add: Liabilities Subordinated to the Claims of General Creditors allowable in Computation Of Net Capital	338,420
Total Capital and Allowable Subordinated Liabilities	838,840
Deductions:	
Non-Allowable Assets:	
Prepaid Expenses	3,444
Net Capital Before Haircuts on Securities Positions	829,396
Haircuts on Securities:	
Trading and Investment Securities:	
Stocks & Warrants	13,986
Certificates of Deposit	87
Undue Concentration	145
Other Securities	3,545
	17,763
Net Capital	811,633
Less: Net Capital Requirement	250,000
Excess Net Capital	$ 561,633
Aggregate Indebtedness	$ 344,682
Less: Adjustment Based on Deposits in Special Reserve Bank Accounts	329,760
Total Aggregate Indebtedness	$ 14,922
Ratio of Aggregate Indebtedness To Net Capital	0.18 to 1.0

See Accountant's Report and Accompanying Notes

Merrimack Valley Investment, Inc.
Schedule II
Reconciliation of Audited vs. Unaudited Net Capital
December 31, 2010

Unaudited Net Capital	$ 811,931
Audit Adjustments:	
Year End Accruals	(298)
Audited Net Capital	$ 811,633

See Accountant's Report and Accompanying Notes

Merrimack Valley Investment, Inc.
Schedule III
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2010

CREDIT BALANCES	
Free Credit Balances and Other Credit Balances in Customers' Security Accounts	$ 335,883
Customer Securities Failed to Receive	19
	335,902
DEBIT BALANCES	
Debit Balances in Customers' Cash Accounts Excluding Unsecured Accounts and Accounts Doubtful of Collection Net of Deductions Pursuant to Rule 15c3-3	6,142
RESERVE COMPUTATION	
Excess of Total Credits Over Total Debits	$ 329,760
Excess of Total Credits Over Total Debits at 105%	$ 346,248
Amount Held on Deposit in Reserve Bank Accounts	$ 347,756

No material difference exists between the audited computation of Rule 15c3-3 Reserve Requirements and the corresponding unaudited computation as done by Merrimack Valley Investment, Inc.

See Accountant's Report and Accompanying Notes